File No. 2311-2
April 3, 2006
Via FedEx and Edgar
Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	General Finance Corporation – Registration Statement on Form S-1 — File No. 333-129830
Dear Mr. Reynolds:
     On behalf of General Finance Corporation, a Delaware corporation (the “Company”), we are providing supplemental information requested by Yuna Peng of your office regarding the Underwriting Agreement that was filed on April 3, 2006 as an exhibit to Amendment No. 6 to the above-referenced Registration Statement
     The Company filed a revised Underwriting Agreement with the Commission at the request of the NASD. The only changes made in the revised Underwriting Agreement were in Section 3.13.1 to remove the language that is stricken in the paragraph below:
3.13.1 General Expenses Related to the Offering. The Company hereby agrees to pay on each of the Closing Date and the Option Closing Date, if any, to the extent not paid at the Closing Date, all expenses incident to the performance of the obligations of the Company under this Agreement, including but not limited to (i) the preparation, printing, filing and mailing (including the payment of postage with respect to such mailing) of the Registration Statement, the Preliminary and Final Prospectuses and the printing and mailing of this Agreement and related documents, including the cost of all copies thereof and any amendments thereof or supplements thereto supplied to the Underwriters in quantities as may be required by the Underwriters, (ii) the printing, engraving, issuance and delivery of the Units, the shares of Common Stock and the Warrants included in the Units, including any transfer or other taxes payable thereon, (iii) filing fees~~, costs and expenses (including disbursements for the Representative’s counsel)~~ incurred in registering the Offering with the NASD, (iv) fees and disbursements of the Transfer Agent, (v) the Company’s expenses associated with “due diligence” meetings arranged by the Representative and (vi) all other costs and expenses customarily borne by an issuer incident to the performance of its obligations

Mr. John Reynolds
April 3, 2006

hereunder which are not otherwise specifically provided for in this Section 3.13. ~~The Company also agrees that, if requested by the Representative, it will engage and pay up to $5,000 or such greater amount as may be mutually agreed to by the Representative and the Company for an investigative search firm of the Representative’ choice to conduct an investigation of the principals of the Company as shall be mutually selected by the Representative and the Company.~~ The Representative may deduct from the net proceeds of the Offering payable to the Company on the Closing Date, or the Option Closing Date, if any, the expenses set forth in this Agreement to be paid by the Company to the Representative and others. If the Offering contemplated by this Agreement is not consummated for any reason whatsoever then the Company shall reimburse the Underwriters in full for their out of pocket expenses in connection with this Agreement or the transactions contemplated herein, including, without limitation, their legal fees and disbursements and “road show” and due diligence expenses. The Representative shall pay the fees of it’s legal counsel from the funds received from commissions and discounts in the Offering.
     The Company made these changes to ensure that the underwriters of the offering met the compensation limitations required by the NASD. These specific provisions have never been described in the prospectus, and the Company believes they are not material to the offering. Accordingly, the Company does not believe that any changes to the prospectus are necessary.
     All questions and comments regarding the foregoing should be addressed to Alan B. Spatz at (310) 789-1231.

Very truly yours,
/s/ Alan B. Spatz

Alan B. Spatz

cc:	Ronald F. Valenta
John O. Johnson
Joel L. Rubinstein, Esq.
Michael Powell